June 25, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana

Jane Park

Re:	IMAC Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 6, 2024
File No. 001-38797

Dear Mr. Grana and Ms. Park:

This letter sets forth the response of IMAC Holdings, Inc. (“IMAC” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated June 14, 2024 (the “Comment Letter”), with respect to the above-captioned Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We have included your comments in italics for reference.

Preliminary Proxy Statement on Schedule 14A filed June 6, 2024

General

1. We note that the preliminary proxy statement relates to the solicitation of stockholder approval for the potential issuance of an excess of 19.99% of your outstanding common stock under your outstanding Series D Preferred Stock and Series E Preferred Stock, which were issued in connection with the acquisition of the assets of Theralink. Please revise the proxy statement to provide all of the information required by Item 14 of Schedule 14A.

RESPONSE: We would like to clarify the circumstances of the acquisition by IMAC of certain assets of Theralink Technologies, Inc. (“Theralink”). In May 2023, IMAC and Theralink entered into a merger agreement pursuant to which both parties expected to consummate a merger that would result in the combination of the two companies. In anticipation of the merger, IMAC wound-down its existing business relating to the operation of outpatient medical clinics that provided conservative, non-invasive medical treatments to patients on an in-person basis, which business had been severely harmed by the COVID-19 pandemic. Meanwhile, Theralink was in the process of developing technology to monetize a license from Vanderbilt University (“Vanderbilt”), which provided a predictor of response to immunotherapy in cancer, and a license for business in the United States from George Mason University (“GMU”), which included intellectual property around improvements to the technology platform and biomarker signatures that form the basis for future proteomics products (collectively, the “Original Proteomics Licenses”). As the Theralink business was not generating any significant cash revenues at such time, its business was financed primarily through common stock and common stock equivalent offerings and, ultimately, the issuance of both secured and unsecured debt, including from IMAC and other lenders known to IMAC. The merger was never consummated and eventually, in May 2024, certain of Theralink’s lenders accelerated their secured debt. IMAC acquired some of that accelerated secured debt in exchange for shares of its Series D Preferred Stock. IMAC then reached an agreement with Theralink to acquire certain assets of Theralink in settlement of that accelerated debt as well as other Theralink debt held by IMAC and, depending on the results of a third party independent valuation of Theralink’s assets, shares of IMAC’s Series E Preferred Stock (the “Settlement”). Pursuant to the Settlement, consummated in May 2024, IMAC (i) forgave the relevant debt and (ii) acquired certain assets of Theralink and issued shares of its Series E Preferred Stock (for the value of the assets in excess of the value of the debt forgiven).

Securities and Exchange Commission
June 25, 2024

The assets acquired primarily consisted of a lab in Golden, Colorado and equipment located in the lab. While the Settlement would permit the transfer of the Original Proteomics Licenses, which comprised a significant portion of the enterprise value of Theralink, Theralink did not have the right to unilaterally transfer the Original Proteomics Licenses to IMAC. Both Vanderbilt and GMU had even expressed to Theralink, on or about that time, that they were prepared to cancel the licenses, due to Theralink’s inability to finance the continued operations of its business. For IMAC to fully achieve its vision with the Settlement, IMAC needed to separately negotiate with both Vanderbilt and GMU to obtain transfers of the Original Proteomics Licenses. In addition, IMAC needed to hire personnel to operate the lab.

Subsequent to the acquisition of these assets pursuant to the Settlement, IMAC successfully negotiated with Vanderbilt and GMU and obtained transfers of the Original Proteomics Licenses and hired some of the employees of Theralink, after negotiating new salaries and employment arrangements, to run the lab. As noted above, neither the transfer of the Original Proteomics Licenses nor the hiring of former Theralink personnel were guaranteed to occur at the time of the Settlement (in fact, many of the Theralink employees, including those with scientific expertise, were leaving or had left the failing company). In addition, IMAC had to obtain regulatory approval under Clinical Laboratory Improvements Amendments, overseen by the Centers for Disease Control and Prevention (“CLIA”) and the College of American Pathologists (“CAP”) to operate the lab and is in the process of credentialing directly with Medicare – neither of which items came from Theralink and both of which are critical to running IMAC’s business with the lab.

In furtherance of developing a business unique to IMAC, in mid-June 2024, IMAC obtained an additional license from GMU to extend the scope of its Original Proteomics License to Europe and Canada. In IMAC’s business judgment, Theralink’s United States-centric business model was insufficient to effectively compete and profit from the Original Proteomics Licenses. It has been IMAC’s business judgment that the proteomics business requires more of a “scaled” model than Theralink was capable of providing, in which IMAC would obtain higher levels of potential revenue with high volume sample analysis. The expansion of scope to Europe and, potentially in the future, other regions, provides a greater opportunity to achieve such high volume sample analysis that was ultimately unobtainable by Theralink. Meanwhile, without this expansion of scope into Europe, IMAC could have also faced a risk of potential competitors in Europe that could compete in the proteomics analysis business.

Securities and Exchange Commission
June 25, 2024

Theralink was, for lack of a better phrase, a “proof of concept” entity, developing technology for use on a small scale. IMAC is developing a premier proteomics business for high volume sample analysis across multiple continents. As described above, the assets acquired from Theralink pursuant to the Settlement were not sufficient to engage in the proteomics business. IMAC’s larger vision, coupled with its successful efforts to obtain licenses, employees and regulatory approvals, created the possibility of a larger and more capable proteomics analysis business than Theralink’s business. While IMAC admittedly has learned lessons from Theralink’s mistakes, IMAC is a very separate and unique business with a much larger and broader vision.

We do not believe that Proposal 6 of the Proxy Statement (“Proposal 6”), seeking the approval of stockholders for the issuance of an excess of 19.99% of the Company’s outstanding common stock under the outstanding Series D Preferred Stock and Series E Preferred Stock, related to any of the purposes for disclosure under Item 14 of Schedule 14A. IMAC acquired assets which allowed it to move forward with a new business plan, but the acquisition of assets under the Settlement was not the type of transaction that is intended to be addressed by Item 14 of Schedule 14A. The Company’s stockholders have not been asked to approve of the issuance of securities in order to consummate any such transaction. The Settlement was consummated in May 2024 and IMAC already owns the assets acquired from the Settlement without restriction or condition. If stockholder approval of Proposal 6 is obtained, certain features of the Series D Preferred Stock and the Series E Preferred Stock may be affected (such as resets to the conversion prices). If stockholder approval of Proposal 6 is not obtained, the Company is required to call additional stockholder meetings to seek such approval. In either case, the consummation of the Settlement and the commencement of business by IMAC with such assets acquired in the Settlement will not be affected.

We also believe that obtaining any financial information from Theralink would be unduly burdensome. We believe that Theralink is an insolvent entity without sufficient capital to assist with any future filing by IMAC. To obtain any financial information from Theralink, we would need their consent, which we cannot be sure is even obtainable. At the very least, we also would need to provide funds to Theralink for them to support the creation of such financial information disclosure, sacrificing stockholder value by transferring funds that would otherwise be used in the operation of IMAC’s business.

We further believe that the inclusion of any financial statements or similar disclosure from Theralink would be both confusing and misleading to stockholders. As noted earlier, the acquisition of assets from Theralink has already been consummated in full. Nothing approved or not approved by any of our stockholders will change that fact. If a stockholder was asked to examine the financial statements of Theralink in our proxy, they would be reviewing material unrelated to the approvals being requested by IMAC and likely be confused by the significant amount of information inapplicable to IMAC. Again, as noted earlier, IMAC only acquired certain assets from Theralink, with the remaining assets, as well as debt and preferred equity of Theralink, remaining at Theralink. Meanwhile, Theralink, as of the time of its last public filings before the Settlement, was a development stage company without a mature business that generated significant revenue. Consequently, we do not see any relevance as to its past performance as it might relate to IMAC’s future business. We similarly do not believe that Theralink’s balance sheet provides any useful information as to the current or future prospects of IMAC’s proteomics business (in particular, as IMAC is engaging in a business on a much larger scope, with its new license for Europe). While IMAC may build its business on the Original Proteomics Licenses, IMAC has a different business model and business plan. Lastly, it is our opinion that if we had merely bought the lab assets from a manufacturer or in a liquidation sale (which we effectively did) and separately obtained licenses from Vanderbilt and GMU (which we also effectively had to do), neither the rules cited, nor the Commission, would have asked us to include any of this information. A failed merger should not change the fact that IMAC is not a successor to Theralink, it is merely another company in a similar business. In short, we believe inclusion of such inapplicable information will only confuse and mislead stockholders as to the nature of the business being pursued by IMAC and, more importantly, IMAC’s future prospects. Accordingly, we respectfully disagree with the Staff that disclosure under Item 14 of Schedule 14A is triggered by Proposal 6.

Securities and Exchange Commission
June 25, 2024

2. Please provide the financial information required by Items 14(b)(11) and 14(c)(2) of Schedule 14A, including audited financial statements for the two most recent fiscal years for Theralink, and pro forma financial information accounting for the acquisition of the assets of Theralink, and pro forma financial information accounting for the acquisition of the assets of Theralink. Please also provide interim unaudited financial statements, as applicable. Refer to Rules 8-04 and 8-05 and Article 11 of Regulation S-X.

RESPONSE: For the same reasons as are given in Comment 1 above, we respectfully disagree with the Staff that financial statement disclosure under Items 14(b)(11) of Schedule 14A, and pro forma financial statement disclosure, is triggered by Proposal 6. The Company does not believe that such information would be useful to stockholders, and, in addition, much of such disclosure would be unduly burdensome or impossible for the Company to obtain with respect to information required from Theralink.

We note that Proposal 6 already explains that the asset acquisition transaction described above is not conditioned upon stockholder approval.1 In order to be more transparent to stockholders, we propose adding substantially the following disclosure:

Abandoned Theralink Merger; Theralink Settlement Agreement. In May 2023, we entered into a merger agreement with Theralink pursuant to which both parties expected to consummate a merger that would result in the combination of the two companies. As the consummation of such merger would require SEC filings and stockholder and regulatory approvals that would take time to complete and obtain, both the Company and other unrelated lenders provided interim secured and unsecured funding to Theralink to continue developing its proteomic technology during such interim period. Unfortunately, Theralink became unable to meet the terms of such debt and on or about April 30, 2024, some of such lenders accelerated their secured debt. We acquired some of that accelerated secured debt in exchange for shares of our Series D Preferred Stock. We then reached an agreement with Theralink to acquire certain assets of Theralink in settlement of that accelerated debt as well as other Theralink debt held by us and, depending on the results of a third party independent valuation of Theralink’s assets, shares of our Series E Preferred Stock (the “Settlement”). Pursuant to the Settlement, we (i) forgave the relevant debt and (ii) acquired certain assets of Theralink (including Theralink’s lab) and issued 22,067 shares of our Series E Preferred Stock (for the value of the assets in excess of the value of the debt forgiven). We are not seeking stockholder approval to consummate the transactions contemplated by the Settlement in this proxy. Such transactions have been consummated in full and the Series E Preferred Stock has been issued to Theralink prior to the date of this proxy. After the consummation of the transactions contemplated by the Settlement, we negotiated and obtained rights to certain licenses used in Theralink’s business and negotiated with and hired various former Theralink employees, without which the lab we received in the Settlement could not be operated. We subsequently acquired additional licenses for use in additional countries, extending the scope and scale of our business model beyond the “developmental stage” model of Theralink. We expect that the lab will commence operations under such licenses and approvals in July 2024.

1Under the heading Potential Effects of Non-Approval of this Proposal in Proposal 6, the following language appears: “The Company is not seeking the approval of stockholders to authorize its entry into the transactions described above, as the Company has already done so and such documents are already binding obligations of the Company. The failure of stockholders to approve this Series D and Series E Issuance Proposal will not negate the existing terms of the transactions or the relevant documents, which will remain binding on the Company.”

Securities and Exchange Commission
June 25, 2024

We are not the Legal Successor to Theralink. We are not the legal successor to Theralink and Theralink remains a separate entity with both debt obligations and equity that are neither our obligations nor pursuant to which we have any agreement or arrangement to exchange into any of our securities. Although at one point in time, we planned on merging with Theralink, that transaction was ultimately abandoned. We merely acquired certain assets of Theralink pursuant to the Settlement and we are using them in our business. As of the date hereof, Theralink is a holder of 22,067 shares of our non-voting Series E Preferred Stock and has no rights with respect to us other than in its capacity as a holder of such Series E Preferred Stock. While Theralink may ultimately settle its debt obligations and or preferred equity obligations with Series E Preferred Stock in the future, we are not involved in any manner with any such transactions or settlement and holders of such debt and/or preferred equity should direct any questions with respect thereto to Theralink directly. See description of Series E Preferred Stock on page ___ below.

If you require any further information or have additional questions, please contact me at (818) 613-0151 or our counsel, Carol W. Sherman of Kelley Drye & Warren LLP, at (212) 808-5038.

Sincerely,

/s/ Faith Zaslavsky
Faith Zaslavsky, Chief Executive Officer

cc: Carol W. Sherman